

Mail Stop 3561

November 4, 2015

Via E-mail
Mr. David S. Bryson
Chief Financial Officer
HudBay Minerals, Inc.
25 York Street
Suite 800
Toronto, Ontario
M5J 2V5, Canada

> **Re: HudBay Minerals, Inc.**
> **Form 40-F for the Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 1-34244**

Dear Mr. Bryson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2014

Exhibit 99.3 – Management's Discussion and Analysis of Results of Operations and Financial Condition

Financial Review

Income Tax Expense, page 27

1. We note from your discussion on page 27 that your effective income tax rate on the profit before tax for 2014 was approximately negative 570.5%. We also note that the significant items causing your effective income tax rate to be significantly lower than the 27% estimated Manitoba statutory income tax rate included the following:

- Certain deductible temporary differences with respect to Manitoba were recognized in the year related to decommissioning and restoration and other employee benefit liabilities as you have determined that it is probable that you will realize the recovery resulting in a decrease in deferred tax expense of approximately $31 million.

- Certain taxable temporary differences were determined probable to reverse outside of the 15 year tax stability agreement in Peru and will be subject to lower, newly enacted tax rates in Peru, resulting in a decreased in deferred tax expense of $14.9 million.

- Certain deductible temporary differences with respect to Peru were recognized in the year as it was determined probable that you would realize the benefit related to loss carryforward balances and an increase in tax basis related to the translation of historical balances into US dollars for tax filing purposes, resulting in a decrease in deferred tax expense of $22.6 million.

With regard to each of the above items that significantly reduced your deferred tax expense in 2014, please tell us and revise your disclosures in future filings to explain the nature and timing of the changes in events or circumstances that resulted in your conclusions that these items would now be recoverable and/or deductible or realizable, and should therefore be reflected as a reduction to your deferred tax expense during 2014. Please also provide us your proposed disclosures.

2. In a related matter, we note from the discussion on page 22 of Exhibit 99.1 to your report on Form 6-K filed on July 30, 2015, that during the six months ended June 30, 2015, changes in your assessments with respect to the items reflected in the first two bullet points referenced in the comment above, resulted in increases in deferred tax expense of $8.0 million and $6.8 million, respectively, during the six month period. Please tell us the nature and timing of the changes in events or circumstances that resulted in your conclusion that these deductible or taxable temporary differences were no longer recoverable or realizable and an increase to your deferred tax expense was required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. David S. Bryson
HudBay Minerals, Inc.
November 4, 2015
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 with any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining